Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 24, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued its 2009 first quarter report on April 23, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	2009 First Quarter Report, dated April 23, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

April 24, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2009 FIRST QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2009 are unaudited and have been prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statement or material omissions in the 2009 first quarter report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	Of the thirteen Directors of the Company who should have attended the board meeting, eleven attended in person. The Chairman and Executive Director Mr. Yang Chao, Executive Directors Mr. Wan Feng and Ms. Liu Yingqi, Non-executive Directors Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin, and Independent Non-executive Directors Mr. Long Yongtu, Mr. Ma Yongwei, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung attended the meeting. Executive Director Mr. Lin Dairen, Independent Non-executive Director Mr. Sun Shuyi were absent and gave written authorizations to Executive Director Ms. Liu Yingqi, Independent Non-executive Director Mr. Cai Rang to act as proxy to attend and vote in the meeting respectively.

Commission File Number 001-31914

1.3	The Company’s 2009 first quarter financial report is unaudited.

1.4	Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Ms. Hwei-Chung Shao, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial statements in the 2009 first quarter report are true and complete.

2.	Basic Information of the Company

2.1	Major accounting data and financial indicators

Currency: RMB

	As at 31 March 2009	As at 31 December 2008	Increase/(decrease) compared to 31 December 2008 (%)
Total assets (million)	1,067,780	990,164	7.84
Shareholders’ equity (excluding minority interest) (million)	145,943	134,957	8.14
Net assets per share attributable to shareholders of the Company (RMB)	5.16	4.77	8.14

	For the three months ended 31 March 2009	Increase/(decrease) compared to the same period of 2008 (%)
Net cash flows from operating activities (million)	52,800	44.58
Net cash flows per share from operating activities (RMB)	1.87	44.58

	For the reporting period (from January to March)	For the three months ended 31 March 2009	Increase/(decrease) compared to the same period of 2008(%)
Net profit attributable to shareholders of the Company (million)	5,387	5,387	55.07
Basic earnings per share (RMB)	0.19	0.19	55.07
Basic earnings per share after deducting non-recurring items (RMB)	0.19	0.19	54.52
Diluted earnings per share (RMB)	0.19	0.19	55.07
Return on net assets (%)	3.69	3.69	61.60
Return on net assets after deducting non-recurring items (%)	3.68	3.68	61.08

Commission File Number 001-31914

Note:	The data and indicators relating to shareholders’ equity refer to shareholders’ equity attributable to shareholders of the Company. The data and indicators relating to net profit refer to net profit attributable to shareholders of the Company.

As at 31 March 2009, investment assets of the Company were RMB1,008,801 million. For the three months ended 31 March 2009, the investment yield was 1.04% (or 4.22% if annualized, the annualized yield = (the investment yield for the three months ended 31 March 2009/90)×365), the policy surrender rate was 1.22%, and the growth rate of premiums earned was 1.79%.

RMB Million

Non-recurring items	For the three months ended 31 March 2009
Gains/(losses) on disposal of non-current assets	45
Net non-operating income and expenses other than those mentioned above	(28)
Effect of income tax expenses	(4)
Total	13

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair-value gains/(losses) from held- for-trading financial assets and liabilities, as well as investment income from the disposal of held-for- trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914

2.2	The total number of shareholders and the top ten holders of listed shares not subject to trading restrictions as at the end of the reporting period

The total number of shareholders	Number of A share holders: 298,858
at the end of the reporting period	Number of H share holders: 38,236

Particulars of the top ten holders of listed shares not subject to trading restrictions

Name of shareholders (Full name)	Number of listed shares not subject to trading restrictions held as at the end of the reporting period	Type
HKSCC Nominees Limited	7,280,666,565	H shares
State Development and Investment Co., Ltd	49,800,000	A shares
China National Investment & Guaranty Co., Ltd	34,591,223	A shares
ICBC-Lion Stock Securities Investment Fund	29,715,000	A shares
ICBC-BOSERA Third Industry Growth Stock Securities Investment Fund	29,064,644	A shares
IFC-Standard Chartered-GOVERNMENT OF SINGAPORE INVESTMENT CORPORATION PTE LTD	26,868,899	A shares
China Everbright Bank Co. Ltd. – Everbright Pramerica Qualification Core Securities Investment Fund	22,779,423	A shares
China Shipping (Group) Company	20,000,000	A shares
China International Television Corporation	20,000,000	A shares
China National Nuclear Corporation	20,000,000	A shares

3. Significant Events

3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company

✓ Applicable          ☐ Not applicable

Commission File Number 001-31914

(1) Changes in key financial indicators and its reasons

RMB million

Key Financial Indicators	As at 31 March 2009	As at 31 December 2008	Increase/ (decrease) (%)	Main reasons
Total assets	1,067,780	990,164	7.84	Steady growth in insurance business, increase in total investment income[1], as well as increase in fair value of financial assets resulted from capital market recovery
Total liabilities	920,879	854,283	7.80	Steady growth in insurance business
Shareholders’ equity attributable to shareholders of the Company	145,943	134,957	8.14	Increase of fair value of financial assets resulted from capital market recovery, as well as increase in total investment income

				RMB million
Key Financial Indicators	For the three months ended 31 March 2009	For the three months ended 31 March 2008	Increase/ (decrease) (%)	Main reasons
Operating profit	6,496	3,623	79.30	Increase in total investment income
Net profit attributable to shareholders of the Company	5,387	3,474	55.07	Increase in total investment income

[1]

Total investment income = investment income – investment income from associate enterprises + fair value gains/(losses) – investment assets impairment losses – investment business tax and surcharges. The same definition is applicable throughout.

Commission File Number 001-31914

(2) Material changes in major accounting items and its reasons

RMB million

Key Financial Indicators	As at 31 March 2009	As at 31 December 2008	Increase/ (decrease) (%)	Main reasons
Cash and cash equivalents	57,419	34,085	68.46	The Company’s money position management requirement
Premiums receivables	11,939	6,433	85.59	Steady growth in insurance business, and increase in renewal premiums receivables
Financial assets sold under agreements to repurchase	15,997	11,390	40.45	The Company’s cash management requirement
Taxes payable	2,861	1,952	46.57	Increase in income tax payable for the first quarter
Claims payable	7,130	4,980	43.17	Increase of maturity benefits payable

RMB million

Key Financial Indicators	For the three months ended 31 March 2009	For the three months ended 31 March 2008	Increase/ (decrease) (%)	Main reasons
Fair value gains/(losses)	841	–5,515	N/A	Increase in fair value gains of held-for-trading financial assets resulted from capital market recovery
Increase of insurance reserve	56,883	43,865	29.68	Decrease in maturity benefits and surrender payments, and increase in renewal business
Policyholder dividends	2,096	881	137.91	Increase in the volume and investment yield of participating insurance business
Income tax expenses	1,102	94	1,072.34	Increase in taxable income

Commission File Number 001-31914

3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable	✓	Not applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

✓ Applicable	☐ Not applicable

1.      During the Company’s A shares Initial Public Offering, China Life Insurance (Group) Company, the controlling shareholder of the Company, had undertaken that it would not, within 36 months from the listing of the Company’s A shares, transfer or authorize others to manage any shares of the Company that are directly or indirectly owned by it, nor would it allow the Company to acquire such shares. During the reporting period, China Life Insurance (Group) Company has strictly adhered to the above undertaking and has not breached the above undertaking.

2.      Before the Company’s A shares Initial Public Offering (as at 30 November 2006), of the land use rights titles injected into the Company by China Life Insurance (Group) Company, at the time of the restructuring and establishment of the Company, formalities for change of titles have not been completed for the land use rights in respect of 4 pieces of land with a total area of 10,421.12 square meters. Of the properties that were injected into the Company, formalities for change of title have not been completed for 6 properties with a gross floor area of 8,639.76 square meters. China Life Insurance (Group) Company undertook that it would, within one year from the date of listing of the Company’s A shares, assist the Company in completing the formalities for change of titles in respect of the 4 pieces of land and 6 properties mentioned above, failing which it will bear any loss that may be suffered by the Company as a result of such defective titles. China Life Insurance (Group) Company has strictly observed its undertaking. As at the end of the reporting period, all changes of titles had been completed except for 2 properties and related lands of the Shenzhen Branch of the Company. The Shenzhen Branch of the Company continues to use the above properties and related lands and no other parties have made any challenges or presented obstacles for the use of the properties and related lands.

3.      China Life-CMG Life Assurance Company Ltd., a subsidiary of China Life Insurance (Group) Company (“CLIC”), is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC has agreed that it will, within three years of the listing of the Company on The Stock Exchange of Hong Kong Limited, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life-CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as at the end of the reporting period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the place where the Company is listed.

Commission File Number 001-31914

3.4	Warnings and explanation for any significant changes in net profit or cumulative loss from the beginning of the year to the end of the next reporting period as compared to the same period of last year

☐ Applicable	✓ Not applicable

3.5	The implementation of cash dividend policy during the reporting period

Pursuant to the profit distribution plan for the year of 2008 passed at the meeting of the Board of Directors on 25 March 2009, after withholding the discretionary surplus reserve, which amounts to RMB 1,009 million in total and accounts for 10% of the net profit of the Company for the year of 2008, the Company proposes to distribute cash dividends of RMB0.23 per share to all shareholders, amounting to a total amount of RMB 6,501 million, calculated in accordance with the total issued 28,264,705,000 shares. The above proposal will be submitted to the 2008 Annual General Meeting to be held on 25 May 2009 for approval.

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin

Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 23 April 2009

Commission File Number 001-31914

4. APPENDIX

4.1 Balance sheet as at 31 March 2009 (unaudited)

RMB million (Unless otherwise stated)

ASSETS	As at 31 March 2009 Group	As at 31 December 2008 Group	As at 31 March 2009 Company	As at 31 December 2008 Company
Assets
Cash and cash equivalents	57,419	34,085	56,070	33,934
Held-for-trading financial assets	13,600	14,099	13,536	14,068
Securities purchased under agreements to resell	—	—	—	—
Interest receivables	13,840	13,097	13,760	13,028
Premiums receivables	11,939	6,433	11,939	6,433
Receivable from reinsurers	21	163	21	163
Unearned premium reserves receivable from reinsurers	58	70	58	70
Claim reserves receivable from reinsurers	20	28	20	28
Reserves for long-term health insurance receivables from reinsurers	668	664	668	664
Policy loans	9,447	8,676	9,447	8,676
Debt plan investments	9,250	9,250	9,200	9,200
Other receivables	2,464	1,485	3,522	1,497
Term deposits	279,155	228,272	277,655	228,272
Available-for-sale financial assets	414,812	424,634	411,908	421,379
Held-to-maturity investments	218,965	211,929	218,965	211,929
Long-term equity investments	8,393	8,222	11,177	11,007
Statutory deposits	6,153	6,153	5,653	5,653
Fixed assets	16,241	16,272	15,671	15,939
Intangible assets	2,775	2,763	2,751	2,742
Deferred tax assets	1,393	2,661	1,391	2,654
Other assets	1,167	1,208	1,166	1,205

Total Assets	1,067,780	990,164	1,064,578	988,541

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.1 Balance sheet as at 31 March 2009 (unaudited) (continued)

RMB million (Unless otherwise stated)

LIABILITIES AND EQUITY	As at 31 March 2009 Group	As at 31 December 2008 Group	As at 31 March 2009 Company	As at 31 December 2008 Company
Liabilities
Financial assets sold under agreements to repurchase	15,997	11,390	15,100	11,200
Premiums received in advance	2,466	1,811	2,466	1,811
Brokerage and commission payable	1,694	1,654	1,693	1,654
Due to reinsurers	33	49	33	49
Salary and welfare payable	3,173	3,652	2,995	3,506
Taxes payable	2,861	1,952	2,840	1,946
Claims payable	7,130	4,980	7,130	4,980
Policyholder dividends payable	44,412	43,178	44,412	43,178
Other payables	3,544	3,501	2,865	3,534
Policyholder deposits and agency business liabilities	2,249	2,073	2,249	2,073
Unearned premium reserves	7,171	6,642	7,171	6,642
Claim reserves	2,503	2,629	2,503	2,629
Reserves for life insurance	817,827	761,349	817,827	761,349
Reserves for long-term health insurance	8,300	7,772	8,300	7,772
Deferred tax liabilities	—	—	—	—
Other liabilities	1,519	1,651	1,519	1,651

Total liabilities	920,879	854,283	919,103	853,974

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserves	69,516	63,917	69,427	63,874
Surplus reserves	10,289	10,289	10,241	10,241
General risk reserves	3,801	3,801	3,801	3,801
Retained earnings	34,073	28,686	33,741	28,386
Difference from conversion of foreign exchange statements	(1)	(1)	—	—

Total equity attributable to shareholders of the Company	145,943	134,957	145,475	134,567

Minority interests	958	924	—	—

Total shareholders’ equity	146,901	135,881	145,475	134,567

Total liabilities and shareholders’ equity	1,067,780	990,164	1,064,578	988,541

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.2	Income statement for the three months ended 31 March 2009 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2009 Group	2008 Group	2009 Company	2008 Company
1.	Operating income	116,325	111,073	116,247	110,941
	Premiums earned	103,429	101,610	103,429	101,610
	Premium income	104,001	102,154	104,001	102,154
	Including: reinsurance premium income	1	—	1	—
	Less: Premiums ceded to reinsurers	(30)	485	(30)	485
	Unearned premium reserves	(542)	(1,029)	(542)	(1,029)
	Investment income	11,672	15,099	11,632	14,983
	Including: income from associates	209	353	209	353
	Fair value gains/(losses)	841	(5,515)	838	(5,493)
	Foreign exchange gains/(losses)	2	(536)	2	(534)
	Other operating income	381	415	346	375
2.	Operating expenses	(109,829)	(107,450)	(109,827)	(107,476)
	Surrenders	(10,646)	(14,061)	(10,646)	(14,061)
	Claims paid	(27,712)	(35,920)	(27,712)	(35,920)
	Less: claims recoverable from reinsurers	17	6	17	6
	Increase of insurance reserve	(56,883)	(43,865)	(56,883)	(43,865)
	Less: insurance reserves recoverable from reinsurers	(4)	(151)	(4)	(151)
	Policyholder dividends	(2,096)	(881)	(2,096)	(881)
	Reinsurance expenses	—	—	—	—
	Business tax and surcharges	(188)	(452)	(181)	(439)
	Brokerage and commission fees	(6,227)	(5,745)	(6,227)	(5,745)
	Administrative expenses	(3,767)	(3,751)	(3,665)	(3,681)
	Less: expenses recoverable from reinsurers	6	(142)	6	(142)
	Other operating expenses	(92)	(187)	(199)	(296)
	Impairment losses	(2,237)	(2,301)	(2,237)	(2,301)
3.	Operating profit	6,496	3,623	6,420	3,465
	Add: Non-operating income	48	4	48	4
	Less: Non-operating expenses	(31)	(9)	(31)	(9)
4.	Net profit before income tax expenses	6,513	3,618	6,437	3,460
	Less: Income tax expenses	(1,102)	(94)	(1,082)	(60)
5.	Net profit	5,411	3,524	5,355	3,400
6.	Attributable to:
	Shareholders of the Company	5,387	3,474
	Minority interests	24	50
7.	Earnings per share
	Basic earnings per share	RMB0.19	RMB0.12
	Diluted earnings per share	RMB0.19	RMB0.12

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the three months ended 31 March 2009 (unaudited)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2009 Group	2008 Group	2009 Company	2008 Company
1.	Cash flows from operating activities
	Premiums received	99,141	98,903	99,141	98,903
	Net cash from reinsurance business	120	18	120	18
	Net increase in policyholder investments and agency business liabilities	247	—	247	—
	Net cash from held-for-trading financial assets	1,162	—	1,142	—
	Cash received from other operating activities	957	702	526	691

	Sub-total of cash inflows from operating activities	101,627	99,623	101,176	99,612

	Cash paid for claims	(36,212)	(47,118)	(36,212)	(47,118)
	Net decrease in policyholder investments and agency business liabilities	—	(266)	—	(266)
	Cash paid for brokerage and commission fees	(6,187)	(5,299)	(6,187)	(5,299)
	Cash paid for policyholder dividends	(2,201)	(3,711)	(2,201)	(3,711)
	Net cash paid for held-for-trading financial assets	—	(2,460)	—	(2,253)
	Cash paid to and for employees	(2,074)	(1,874)	(2,039)	(1,815)
	Cash paid for taxes and surcharges	(492)	(974)	(481)	(929)
	Cash paid for other operating activities	(1,661)	(1,401)	(1,415)	(1,398)

	Sub-total of cash outflows from operating activities	(48,827)	(63,103)	(48,535)	(62,789)

	Net cash flows from operating activities	52,800	36,520	52,641	36,823

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

4.3	Cash flow statement for the three months ended 31 March 2009 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2009 Group	2008 Group	2009 Company	2008 Company
2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	59,099	21,048	58,092	20,790
	Cash received from investment income	8,383	4,878	8,363	4,845
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	58	39	58	39
	Net cash from securities purchased under agreements to resell	—	1,656	—	1,453

	Sub-total of cash inflows from investing activities	67,540	27,621	66,513	27,127

	Cash paid for acquisition of investments	(100,261)	(52,425)	(99,814)	(51,872)
	Net increase in policy loans	(790)	(414)	(790)	(414)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(531)	(211)	(284)	(209)

	Sub-total of cash outflows from investing activities	(101,582)	(53,050)	(100,888)	(52,495)

	Net cash flows from investing activities	(34,042)	(25,429)	(34,375)	(25,368)

3.	Cash flows from financing activities
	Cash received from capital contributions	—	—	—	—
	Net proceeds from investment in securities sold under agreements to repurchase	4,574	—	3,868	—

	Sub-total of cash inflows from financing activities	4,574	—	3,868	—

	Net cash paid for securities sold under agreements to repurchase	—	(212)	—	(262)
	Cash paid for dividends and interest	—	—	—	—
	Sub-total of cash outflows from financing activities	—	(212)	—	(262)

	Net cash flows from financing activities	4,574	(212)	3,868	(262)

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	2	(102)	2	(99)

Commission File Number 001-31914

4.3	Cash flow statement for the three months ended 31 March 2009 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the three months ended 31 March		For the three months ended 31 March
		2009 Group	2008 Group	2009 Company	2008 Company
5.	Net increase/(decrease) in cash and cash equivalents	23,334	10,777	22,136	11,094

	Add: Opening balance of cash and cash equivalents	34,085	25,317	33,934	24,808

6.	Closing balance of cash and cash equivalents	57,419	36,094	56,070	35,902

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department